JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

May 2,  2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:         DNA Precious Metals, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed  April 16, 2012
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated April 27, 2012.

1.           With respect to comment No.1, we have amended the cover page to clearly indicate that there is no minimum offering amount that must be raised and further, that there will be no escrow of investor funds.

2.           With respect to comment No. 2,  we have inserted the following chart identifying our use of proceeds and the priority in which  the proceeds from this offering will be applied.

	Priority 1		Priority 2	Priority 3	Priority 4
Legal and accounting		$70,000
Heavy machinery rental i.e.; excavation shovel, loader and dump truck		$45,000
Install 10,000 square foot prefabricated steel building		$280,000
Insurance		$25,000
Infrastructure improvements including electricity, water, roads and concrete footing for building		$200,000	75,000
Residue park set-up and reparation of residue dam		$25,000	25,000
Officer and director salaries during set-up of mill		$30,000	100,000
Certifications for processing mining residues	$		295,000
Office lease and office related expenses	$		25000
Truck purchase	$		25,000
Working Capital	$		130,000	75,000	75,000
Commence mill construction and establish processing circuit	$			600,000	600,000

TOTALS		$675,000	$675,000	$675,000	$675,000	$2,700,000

3.           With respect to comment No. 3,   we have inserted the following chart reflecting the dilution per share assuming the sale of 25%, 50%, 75% and 100% of the proceeds from this offering.

Percentage of Shares Sold in Offering	25%	50%	75%	100%
Price per share	$0.25	$0.25	$0.25	$0.25
Net tangible book value per share before offering	$0.01	$0.01	$0.01	$0.01
Net tangible book value per share after offering after expenses	$0.02	$0.03	$0.03	$0.04
Increase to present stockholders in net tangible book value per share after offering	$0.01	$0.02	$0.02	$0.03
Capital contributions	$750,000	$1,500,000	$2,250,000	$3,000,000
Number of shares outstanding before the offering	76,100,000	76,100,000	76,100,000	76,100,000
Net tangible book value before the offering	$782,285	$782,285	$782,285	$782,285
Number of shares after offering	79,100,000	82,100,000	85,100,000	88,100,000
Net tangible book value after the offering after expenses	$1,457,285	$2,132,285	$2,807,285	$3,482,285
Percentage of ownership after offering	4%	7%	11%	14%
Immediate dilution to public subscribers	$0.23	$0.22	$0.22	$0.21

4.           With respect to comment No 4,  we have expanded our discussion with respect to the Company’s planned operations through December 31, 2012 and through June 2013 and inserted the following:

We will focus our efforts on securing the required permits, improving the current infrastructure and constructing our mill.  In furtherance thereof, we will submit our Certificate of Authorization to the regulatory agencies and continue with detail engineering in the short term, while we prepare the site for necessary infrastructure.  We intend to bring powerlines to the site during the summer and have the mill building installed by the fall of 2012 Dam rehabilitation and earthworks for water storage and control will also be scheduled. We hope to have limited mill operations by the end of the year.  Operations will be reduced during the winter months.  We  hope to have the mill fully operational in mid-2013

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
DNA Precious Metals, Inc.

DNA PRECIOUS METALS INC.
(Stationary)

May 1, 2012

Securities and Exchange Commission
Washington, D.C.

Re:         DNA Precious Metals, Inc.
Amendment  No. 5to  Registration Statement on Form S-1
Filed April 16, 2012
File No. 333-178624

Dear Sir/Madam:

The following is filed in connection with the comment letter dated April 27, 2012.

The undersigned, on behalf of DNA Precious Metals, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik, president